SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012 (Report Number 2)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒      Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

This Form 6-K of On Track Innovations Ltd. (the “Company”) are incorporated by reference into the registration statements on Form F-3  (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto and incorporated by reference are the following documents:

1.   Exhibit 99.1: The Registrant's Notice of Extraordinary General Meeting of the Shareholders and Proxy Statement for its Extraordinary General Meeting of the Shareholders.

2.   Exhibit 99.2: The form of Proxy Card in connection with the Registrant's Extraordinary General Meeting of the Shareholders.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Chief Executive Officer and Chairman

Date: February 10, 2012